Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2008 APR 17 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 April 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549 [redacted]
USA

SUPPL

08001888

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company
2. Holdings in Company
3. Director/PDMR Shareholding
4. Holdings in Company
5. Total Voting Rights
6. Notice of Results
7. Holdings in Company
8. Interim Management Statement

PROCESSED
APR 22 2008 E
THOMSON FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

dlw 4/21

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:04 12-Mar-08
Number	9619P

RNS Number:9619P
Michael Page International PLC
12 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

10 March 2008

6. Date on which issuer notified:

11 March 2008

7. Threshold(s) that is/are crossed or reached:

13%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary Shares	41,521,645	41,521,645

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of vot
	Direct	Indirect	Direct	Indirect	Direct
Ordinary Shares		43,010,190		43,010,190	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a				

Total (A+B)

Number of voting rights	% of voting rights

43,010,190 13.2991%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

As of 10 March 2008

Michael Page International plc

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	43,010,190	13.299%

Holdings by CRMC:

•Capital Research and Management Company • SMALLCAP World Fund, Inc. • New Perspective Fund	43,010,190	13.299%

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:02 13-Mar-08
Number	0233Q

RNS Number:0233Q
Michael Page International PLC
13 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:
1. Lone Pine Capital LLC.
2. Stephen F. Mandel Jr.

4. Full name of shareholder(s) (if different from 3.): Morgan Stanley & Co.

5. Date of the transaction and date on which the threshold is crossed or reached if different): 11 March 2008

6. Date on which issuer notified: 12 March 2008

7. Threshold(s) that is/are crossed or reached: 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	16,230,728	16,230,728

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0030232317	20,612,242		20,612,242		6.37%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,612,242	6.37%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

   Lone Pine Capital LLC is the investment manager to several funds which indirectly hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Jeffrey Wechselblatt
Lone Pine Capital LLC
Two Greenwich Plaza
Greenwich, Connecticut 06830
USA

15. Contact telephone number: +1 203 618 7826

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	15:14 20-Mar-08
Number	6114Q

RNS Number:6114Q
Michael Page International PLC
20 March 2008

Michael Page International plc

20 March 2008

Notification of PDMR's Interest in Shares

Exercise of Share Options under the Michael Page Incentive Share Plan

On 14 March 2008, Mr C Duchatellier, a person discharging managerial responsibili International plc (the "Company"), exercised his Options, at nil cost, as a resul granted to him on 8 March 2005 under the Incentive Share Plan, to acquire Michael shares of 1p each ("Shares").

Mr C Duchatellier paid cash directly to the Company in order to reimburse the Com arising.

Halifax EES Trustees International Limited, the trustee of the Michael Page Emplo subsequently transferred all the Shares into Mr C Duchatellier's personal Vested

The number of Options exercised and Shares transferred is set out below.

PDMR	Total no of Options exercised on 14 March 2008	Total no of Share March 2008
C Duchatellier	33,679	

Following the above transaction, Mr C Duchatellier's total holding in the Company

Number of Shares / Options	C Duchatellier
Shares	92,070
% of share capital	(0.03%)
ESOS options	44,184
Incentive Share Plan (nil cost options)	286,771

This announcement is made in accordance with DTR 3.1.4 R(1).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:43 28-Mar-08
Number	0793R

Michael Page INTERNATIONAL

RNS Number:0793R
Michael Page International PLC
28 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify) : NO

3. Full name of person(s) subject to the notification obligation: STANDARD LIFE INVESTMENTS LTD

4. Full name of shareholder(s) (if different from 3.): VIDACOS NOMINEES

5. Date of the transaction and date on which the threshold is crossed or reached if different): 27 MARCH 2008

6. Date on which issuer notified: 28 MARCH 2008

7. Threshold(s) that is/are crossed or reached: 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE GB0030232317

Situation previous to the Triggering transaction

Number of shares	Number of voting Rights
30,084,802	30,084,802

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
32,923,648	19,870,389	13,053,259	6.144%	4.036%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,923,648	10.180%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

   STANDARD LIFE INVESTMENTS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: ALISON KENNEDY
CORPORATE GOVERNANCE MANAGER - ENGAGEMENT
STANDARD LIFE INVESTMENTS LTD

15. Contact telephone number: (0131) 245 2289

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2008 APR 17 P 12: 1?
OFFICE OF INTERNAT...
CORPORATE FIN...

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	13:02 31-Mar-08
Number	1727R

RNS Number:1727R
Michael Page International PLC
31 March 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 324,810,279 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 324,810,279.

The above figure of 324,810,279 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	13:51 31-Mar-08
Number	1786R

Michael Page
INTERNATIONAL

RNS Number:1786R
Michael Page International PLC
31 March 2008

Michael Page International plc

Notice of Q1 Trading Update

Michael Page International plc will release its Q1 2008 trading update at 7.00am on Monday 7 April 2008.

The company will host a conference call for analysts and investors at 9.00am on 7 April 2008, the details of which are below.

Link:

w.on24.com/r.htm?e=106722&s=1&k=DBB9BC115C34B956E8D3FE7673923BAD

Dial-In: +44 (0)20 7162 0125
ConferenceID: 789821

Please quote "Michael Page Quarter 1 Trading Update" to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website during the course of the morning of 7 April 2008 at:

investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:39 02-Apr-08
Number	4558R

Michael Page
INTERNATIONAL

RNS Number:4558R
Michael Page International PLC
02 April 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (no)

An event changing the breakdown of voting rights: (no)

Other (please specify) : (no)

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

1 April 2008

6. Date on which issuer notified:

2 April 2008

7. Threshold(s) that is/are crossed or reached:

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Number of voting Rights
GB0030232317	32,923,648	32,923,648

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
GB0030232317	35,834,830	21,188,913	14,645,917	6.523%	4.50

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,834,830	11.033%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

Company	Michael Page International PLC
TIDM	MPI
Headline	Interim Management Statement
Released	07:00 07-Apr-08
Number	6940R

Michael Page
INTERNATIONAL

7 April 2008

FIRST QUARTER 2008
INTERIM MANAGEMENT STATEMENT

Michael Page International plc is today publishing its Interim Management Statement relating to the period from 1 January to 31 March 2008, the first quarter of the financial year ended 31 December 2008.

For the first quarter of 2008, Michael Page International plc, the specialist recruitment consultancy, reports a record quarterly Group gross profit of £140.3m, an increase of 33.0% (23.8%*) over the £105.5m recorded in the first quarter of 2007. Group headcount at 31 March 2008 was 5,425 (31 December 2007: 5,052).

In our largest region, Europe, Middle East and Africa (EMEA) representing 46% of Group gross profit, first quarter gross profit was £65.2m, an increase of 55.3% (37.7%*) over the £42.0m recorded in the first quarter of 2007. With good activity levels, we continue to experience strong demand for talent across all countries and disciplines, with the exception of banking. In France, our largest business in the region representing 33% of EMEA gross profits, the first quarter growth rate was 33%*, while the remaining EMEA countries grew at a combined rate of 40.2%*. Headcount in EMEA at 31 March 2008 was 2,255 (31 December 2007: 2,078). During the first quarter we opened in a new country, Austria (Vienna) and new offices in Stuttgart, Seville, Massy, Breda and Gothenburg.

In the UK, representing 34% of Group gross profit, first quarter gross profit was £47.1m, an increase of 6.7% over the £44.1m recorded in the first quarter of 2007. UK headcount at 31 March 2008 was 1,872 (31 December 2007: 1,799). While it is not possible to quantify, our first quarter growth rate was affected by the early Easter break and a further weakening of the banking sector, which is also impacting some of our other disciplines that service banking clients. Outside of these banking related areas we continue to see good activity in job and candidate flow. During the first quarter we opened new offices in Newcastle and Cardiff.

Please quote "Michael Page Quarter 1 Trading Update" to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website during tl

http://investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		
Richard Mountain	Managing Director	020 7269 7121

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